As filed with the Securities and Exchange Commission on November 21, 2002
Registration 333-______

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-2
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

VSOURCE, INC.

(exact name of registrant as specified in its charter)

Delaware

(State or other jurisdiction of incorporation or organization)

77-0557617

(I.R.S. Employer Identification Number)

16875 West Bernardo Drive, Suite 250
San Diego, California 92127
(858) 618-5884

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Dennis M. Smith
Chief Financial Officer
Vsource, Inc.
16875 West Bernardo Drive, Suite 250
San Diego, California 92127
(858) 618-5884

(Name, address, including zip code, and telephone number, including area code, of agent for service)

COPIES TO:

Michael S. Sadow, P.C.
Michael R. Gartman, Esq.
Silver, Freedman & Taff, L.L.P.
1700 Wisconsin Avenue, N.W.
Washington, D.C. 20007
(202) 295-4500

As soon as practicable after this registration statement becomes effective and from time to time thereafter.

(Approximate date of commencement of proposed sale to the public)

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box:

If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box:

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities registration statement number of the earlier effective registration statement for the same offering.

If deliver of the prospectus is expected to be made pursuant to Rule 434, please check the following box.

CALCULATION OF REGISTRATION FEE
Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per unit(1)	Proposed maximum aggregate offering price(1)	Amount of registration fee
Common Stock, 0.01 par value	1,148,603 shares (2)	$2.40	$2,756,647.20	$254.00
(1)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(c) under the Securities Act based upon the last sale reported on November 18, 2002.
(2)	This registration statement covers the resale of 1,148,603 shares of the registrant's common stock, consisting of (i) 766,487 shares of common stock issued in connection with its acquisition of substantially all the assets of NetCel360 Holdings Limited, (ii) up to 98,610 shares of common stock issued or issuable upon conversion of the registrant's Series 3-A convertible preferred stock, (iii) up to 282,756 shares of common stock issuable upon exercise of certain purchase warrants and (iv) 750 shares of the registrant's common stock issued in connection with the acquisition of certain assets. This registration statement also shall cover any additional shares of common stock that become issuable by reason of any stock dividend, stock split, recapitalization or other similar transaction effected without the receipt of consideration which results in an increase in the number of the outstanding shares of common stock, as well as any additional shares of common stock that become issuable as a result of anti-dilution provisions.

            The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

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SUBJECT TO COMPLETION, DATED NOVEMBER 21, 2002

PROSPECTUS

VSOURCE, INC.

Up to 1,148,603 Shares of Our Common Stock, $0.01 Par Value

            This prospectus relates to the resale of up to 1,148,603 shares of our common stock, $0.01 par value, being offered for resale by certain of our selling shareholders identified on page 4 in this prospectus. The shares of common stock being registered were issued in connection with our acquisition of substantially all the assets of NetCel360 Holdings Limited, were issued or are issuable upon the conversion of our Series 3-A convertible preferred stock, referred to herein as the Series 3-A Preferred, were issued or are issuable upon the exercise of certain warrants to purchase our common stock, or were issued in connection with our acquisition of certain assets. On October 21, 2002, our Board of Directors approved a 20-to-1 reverse stock split of all our issued and outstanding common stock. The reverse stock split, which had been approved previously by our shareholders, became effective on November 20, 2002 and all share amounts referenced in this prospectus have been adjusted to reflect the reverse stock split.

            The selling shareholders may sell the common stock from time to time on the principal market on which the stock is traded or in privately negotiated transactions. The selling shareholders will receive all the amounts received by them upon any sale of the common stock, less any brokerage commission or other expenses incurred by them. We will not receive any of the proceeds from the sale of the shares offered hereunder by the selling shareholders. We will receive up to an aggregate of $565,512 if all the warrants are exercised. We have agreed to pay the costs of registering the shares under this prospectus, including legal fees.

            Our common stock is traded on the OTC Bulletin Board under the symbol "VSCE." The last reported trade on __________, 2002 on the OTC Bulletin Board was for $____ per share.

___________________________

            Investing in our common stock involves a high degree of risk. See a discussion of "Risk Factors" associated with this offering on page 4.

___________________________

            Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is __________ __, 2002

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FORWARD-LOOKING STATEMENTS

            This prospectus may contain forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements are based on management's current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These forward-looking statements include, without limitation, statements with respect to anticipated future operating and financial performance, introduction of services and growth opportunities expected or anticipated to be realized by management. Words such as "may," "could," "should," "would," "believe," "anticipate," "estimate," "expect," "intend," "plan" and similar expressions are intended to identify these forward-looking statements. Vsource disclaims any obligation to update or revise any forward-looking statements based on the occurrence of future events, the receipt of new information, or otherwise.

            Factors that could cause or contribute to actual results differing from those projected include, but are not limited to, the following:

  reliance on one client;
  inability to raise sufficient funds to meet our operating requirements;
  our limited experience in the business process outsourcing business;
  inability to repay the debt that we have incurred;
  the new and unproven market for business process outsourcing services in the Asia-Pacific region;
  long cycles for sales of our solutions;
  complexities involved in implementing and integrating our services;
  fluctuations in revenues and operating results;
  economic and infrastructure disruptions;
  dependence on a small number of vendors and service providers;
  management of acquisitions;
  litigation; and
  competition.

Other factors which may affect these statements are identified in our previous filings with the Securities and Exchange Commission.

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SUMMARY INFORMATION

General

            This prospectus relates to 1,148,603 shares of common stock, $0.01 par value, of Vsource, Inc. offered for resale by certain of our selling shareholders. Throughout this prospectus, we refer to Vsource, Inc. as Vsource, we, our, ours, and us.

            We are a provider of business process outsourcing services to companies that operate across multiple markets in the Asia-Pacific region. We help our clients minimize the costs and complexities of doing business in Asia-Pacific across the multiplicity of cultural and regulatory factors that exist in these markets. All revenues generated since completion of our acquisition of NetCel360 Holdings Limited have been derived from lines of business developed after the acquisition, such as distribution services and warranty support services, or from lines of business developed by NetCel360, such as payroll and claims processing. We have been conducting these business operations for approximately one year.

            Business process outsourcing is the process by which a company pays a third party to perform its non-core business and administrative functions. This allows a company to focus its personnel and resources on its primary business operations. Companies can hire us to perform services such as payroll and claims processing, customer relationship management, supply chain management and warranty support services, and distribution services that support the sale and delivery of a company's products and services.

            On March 12, 2001, we announced that we had halted the marketing and development of our Virtual Source Network e-procurement software due to the slow rate of customer acceptance and the need for additional features. In the opinion of our Board of Directors, the successful development and implementation of this software could not have been assured and would have been a drain on our financial condition and extensively time consuming. We elected at that time to focus on The LiquidMarketplace(TM) line of software applications obtained when we acquired Online Transaction Technologies, Inc. on January 22, 2001. On June 22, 2001, we acquired substantially all of the assets of NetCel360, a provider of business process outsourcing services based in Asia. We subsequently elected to stop the marketing and development of The LiquidMarketplace(TM) line of software applications and focus on developing business process outsourcing services, which was already generating revenue and which seemed to have more immediate market acceptance.

            The consideration for the acquisition of NetCel360 was 185,484 shares of our common stock, representing approximately 19.8% of our total common stock outstanding at the time of the acquisition. We also assumed approximately $3.7 million of debt owed by NetCel360.

            We had an accumulated shareholders' deficit of approximately $3.9 million as of July 31, 2002 that has been funded primarily through issuances of debt and equity securities. During the six-month period ended July 31, 2002, we had a net increase in cash of $1.5 million, but in the year ended January 31, 2002, we used net cash of $5.8 million in operating activities and $0.8 million in investing activities and obtained net cash from financing activities of $5.9 million, giving rise to a decrease in cash of $0.7 million. We have sustained operating and cash losses since inception. While we had positive cash flows for the quarter ended July 31, 2002, there is no assurance that this will continue.

            On October 25, 2002, we completed a private placement of preferred stock and warrants for $7.5 million in cash and caused holders of certain preferred securities and warrants (including notes, in the principal amount of approximately $7.4 million that were scheduled to mature on June 30, 2003, exchangeable into preferred securities), to exchange their preferred securities and warrants for a new class of preferred stock. As a result of this recent financing and exchange of debt for preferred equity, our management believes that we have adequate funding to continue in operation beyond January 31, 2004. For more information on the terms of the private placement, please refer to the information below under the caption "-Recent Developments --The Private Placement."

            We are a Delaware corporation and our principal offices are located at 16875 West Bernardo Drive, Suite 250 in San Diego, California 92127. Our telephone number is (858) 618-5884. We maintain a Web site at

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www.vsource.com. Information contained on our Web site is for informational purposes only and is not part of or incorporated by reference into this prospectus.

The Offering

Securities Offered by Selling Shareholders	1,142,813(1)

Common stock to be outstanding after the offering	19,588,349(1)(2)

OTC Bulletin Board symbol	VSCE
________________________

(1)	Does not include 5,790 shares of common stock that may be issued as a result of accrued interest payable after November 19, 2002 on our exchangeable notes. These notes are ultimately convertible into our Series 3-A Preferred, which is convertible into shares of our common stock.

(2)	Includes common stock that may be issued as a result of the conversion of our outstanding preferred securities (including notes exchangeable into preferred securities). Excludes common stock issuable upon the exercise of outstanding stock options and warrants.

Recent Developments

            The Private Placement. On October 25, 2002, pursuant to a purchase agreement we entered into with Capital International Asia CDPQ, Inc., referred to herein as CDPQ, and Quilvest Asian Equity Ltd., referred to herein as Quilvest, we issued and sold 3,750 shares of our newly created class of Series 4-A convertible preferred stock, referred to herein as the Series 4-A Preferred, and warrants to acquire 1,250,000 shares of common stock, in exchange for an aggregate purchase price of $7.5 million (referred to in this prospectus as the "private placement").

            We may require CDPQ and Quilvest to purchase, in aggregate, an additional 1,250 shares of Series 4-A Preferred and warrants to purchase 416,666 shares of common stock at an exercise price of $0.01 per share, for an aggregate purchase price of $2.5 million upon our achievement of certain milestones set forth in the purchase agreement. A comprehensive description of the private placement may be found in our Current Report on Form 8-K, which was filed with the Securities and Exchange Commission on October 28, 2002, and is incorporated into this prospectus by reference.

            In connection with and as a condition to the private placement, certain holders of our preferred securities (including notes, in the principal amount of approximately $7.4 million that were scheduled to mature on June 30, 2003, exchangeable into preferred securities) and warrants exchanged all of their preferred securities and warrants for shares of our Series 4-A Preferred. We are required under the purchase agreement to offer a similar exchange to all remaining holders of our preferred securities (including notes exchangeable into preferred securities) and warrants. As a result of the initial sale of Series 4-A Preferred and the aforementioned exchange, and assuming that holders of our other preferred securities and warrants fully participate in the subsequent exchange, there will be 18,848 shares of Series 4-A Preferred and warrants to purchase 1,250,000 shares of our common stock issued and outstanding, which if fully converted and exercised would result in 20,098,000 shares of our common stock outstanding. If, in addition, we complete the additional sale of our Series 4-A Preferred and warrants to CDPQ and Quilvest as contemplated under the private placement, then there will be a total of 20,098 shares of Series 4-A Preferred and warrants to purchase 1,666,666 shares of our common stock issued and outstanding, which if fully converted and exercised would result in 21,764,666 shares of our common stock outstanding. The common stock underlying the Series 4-A Preferred is not being registered under this prospectus.

            The Stock Split. In connection with the private placement and pursuant to the shareholder approval which was given at our last annual meeting of shareholders on August 16, 2002, our Board of Directors approved on October 21, 2002 a 20-to-1 reverse stock split of all of our issued and outstanding common stock, par value $0.01 per share, which became effective on November 20, 2002. The reverse stock split did not cause a reduction in the authorized number of shares of common stock available under our certificate of incorporation. The information in this prospectus has been adjusted to reflect the effects of the stock split.

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RISK FACTORS

To date, we have realized revenues that are significantly less than our expenses, have had losses since inception and there can be no assurance that we will achieve profitability.

            We had an accumulated shareholders' deficit of approximately $3.9 million as of July 31, 2002 that has been funded primarily through issuances of debt and equity securities. We have never been profitable, and we may not be able to become profitable or sustain profitability. During the six-month period ended July 31, 2002, we had a net increase in cash of $1.5 million, but in the year ended January 31, 2002, we used net cash of $5.8 million in operating activities and $0.8 million in investing activities and obtained net cash from financing activities of $5.9 million, giving rise to a decrease in cash of $0.6 million. We have also sustained operating and cash losses since inception. While we had positive cash flows for the quarter ended July 31, 2002, there is no assurance that this will continue.

We are heavily reliant on one customer, and the revenues from this customer are expected to decline significantly.

            We are heavily reliant on one customer, Gateway Japan Inc. which generated approximately 81% and 67% of our total revenues in the quarter ended July 31, 2002 and the year ended January 31, 2002, respectively. We have a three year contract with Gateway to provide support services, beginning on November 1, 2001, for Gateway's warranty obligations to its installed base of end users. Revenues from this customer are set to decline significantly over the remaining term of the contract, as the installed base of end users who will be covered by Gateway's warranties declines over time. This decline could have a material impact on our revenues and operating results, even if we are successful in reducing costs in line with the decrease in the corresponding revenues. In addition, Gateway has the right on each anniversary of the contract, with our agreement, to revise the minimum volumes of transactions specified in the contract, although it cannot revise our fees per transaction performed unless actual transaction volumes exceed 110% of the minimum volumes specified in the contract. If the actual transaction volumes exceed 110%, then we must negotiate in good faith with Gateway to adjust fees per transaction, hours of operation and performance standards for the following year. Although Gateway cannot terminate the agreement for convenience during its initial term, Gateway could terminate the agreement for, among other things, material breach, failure to meet specified service levels or if we are unable to reasonably agree on revisions to minimum volumes of transactions for subsequent years of the contract.

We have incurred debt to finance our operations.

            We have incurred debt to finance our operations. On October 25, 2002, we completed a private placement of preferred stock and warrants for $7.5 million in cash and caused holders of certain preferred securities and warrants (including notes, in the principal amount of approximately $7.4 million that were scheduled to mature on June 30, 2003, exchangeable into preferred securities), to exchange their preferred securities and warrants for a new class of preferred stock. Following this exchange of debt for our Series 4-A Preferred on October 25, 2002, we had $170,790 in principal amount of Series B-1 exchangeable promissory notes outstanding, which are repayable on June 30, 2003. If the holders of these notes do not exchange their notes for shares of Series 4-A Preferred pursuant to an exchange offer that has been made to these holders, we intend to prepay any notes outstanding in cash shortly after the expiration of the exchange offer. In addition, we received a $3.0 million advance from Gateway in November 2001 in connection with our provision of support services to Gateway, which is being used by Gateway to offset outstanding accounts receivable from Gateway at a monthly rate through October 2004. The current balance of this advance is $2.4 million. There is no assurance that we will have sufficient funds to completely repay this advance.

We may be required to redeem our Series 4-A Preferred.

            If we do not meet one or more certain conditions by March 31, 2006, then each holder of our Series 4-A Preferred shall have the right, at any time after March 31, 2006 and on or before September 30, 2006, to require us to purchase all but not less than all of the Series 4-A Preferred held by such holder at a price per share equal to the original issue price, which is currently $2,000, plus an amount equal to 50% of that per share price. As a result of

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the initial sale of Series 4-A Preferred and the exchange with certain holders of our preferred securities and warrants on October 25, 2002, there are 16,973 shares of Series 4-A Preferred outstanding, which if redeemed on or after March 31, 2006 would require us to pay $50.9 million based on the current original issue price of the Series 4-A Preferred. If all of the other holders of our preferred securities and warrants participate in a subsequent exchange for shares of Series 4-A Preferred, there would be an additional 1,875 shares of Series 4-A Preferred outstanding, which would have a redemption value of $5.6 million. Furthermore, if we complete an additional sale of our Series 4-A Preferred to CDPQ and Quilvest, there would be an additional 1,250 shares of our Series 4-A Preferred outstanding, which would have a redemption value of $3.7 million. In order for the Series 4-A Preferred not to be redeemable, we must satisfy one or more of the following conditions by March 31, 2006:

  the common stock issuable upon conversion of the Series 4-A Preferred held by CDPQ and Quilvest must be distributable or resalable without restriction to members of the general public pursuant to an effective registration statement in the U.S. or similar procedure in any non-U.S. jurisdiction, following, or in conjunction with, the completion of a firm commitment public offering, underwritten by an internationally reputable investment bank selected by our Board of Directors, of our common stock on an internationally recognized exchange or quotation system, resulting in aggregate net proceeds (after deductions of underwriters' commissions and offering expenses) to us exceeding US$20,000,000 and at a per share offering price that would yield an internal rate of return of at least 30% to CDPQ, referred to herein as a Qualifying Offering

  CDPQ and Quilvest must be able to publicly sell all of the common stock issuable upon conversion of their Series 4-A Preferred pursuant to an effective registration statement covering such shares or in any three month period pursuant to Rule 144 under the Securities Act of 1933, provided that a Qualifying Offering has occurred the sale of more than 50% of our common stock on a fully diluted basis for a purchase price per share at least equal to the price that would yield an internal rate of return of 30% to CDPQ, referred to herein as a Qualifying Sale, must have been completed the sale of all or substantially all of our assets for consideration that results in distributions per share to CDPQ of proceeds from such sale equivalent to the consideration that would be received in a Qualifying Sale must have been completed

            There is no assurance that we will be able to satisfy any of these conditions on or before March 31, 2006, or that if we are unable to satisfy these conditions, that we will have sufficient funds to pay the redemption amounts.

The market for business process outsourcing services in the Asia-Pacific region, particularly on a regional basis, is new and unproven.

            We cannot assure you that there will be a sustainable market for our services. If companies operating in the Asia-Pacific region are not willing to outsource the services that we provide, on a large scale or at all, then we will not be able to generate adequate revenues or achieve necessary economies of scale. This could have a material and adverse effect on our business, financial condition and results of operations.

We have limited experience in our business.

            Our current business operations consist solely of operations developed in the second half of 2001 or acquired in June of 2001 from NetCel360. Our limited experience in this business could negatively impact our ability to succeed.

Long sale cycles for our services could cause delays in revenue growth.

            Because we target large contracts and large multinational companies as our principal customers, our sales cycles for our services often take many months to complete and may vary from contract to contract. Lengthy sales cycles could cause delays in revenue growth, and result in significant fluctuations in our quarterly operating results.

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The length of the sales cycle may vary depending on a number of factors over which we may have little or no control, including the internal decision making process of the potential customer and the level of competition that we encounter in our selling activities. Additionally, since the market for outsourcing services in the Asia-Pacific region is relatively new, we believe that we will have to educate many potential customers about the use and benefits of our products and services, which can in turn prolong the sales process.

Complex implementation and integration of our services and products may impede market penetration.

            The installation and implementation of some of our services and products, including set-up across multiple countries in the Asia-Pacific region and integration with a client's systems currently in use, can be a complex, time consuming and expensive process. We anticipate that many of our clients will be large multinational corporations that will require that our products undergo substantial customization to meet their needs. These clients will also likely require that our products be integrated with existing internal legacy systems. We estimate that the installation and integration process may take three to six months, or longer in some cases, depending on the size of the client, the number of countries in which it operates, complexity of a client's operations and the configurations of its current information technology systems. The time and expense of installation and implementation may deter potential clients from purchasing our services.

Our revenues and operating results are difficult to predict and may be subject to significant fluctuations.

            We receive revenues from our outsourcing services in large part from recurring transaction-based fees. The use of each outsourcing service and the number of transactions we actually perform will vary in volume, scope and duration. In addition, some of our client contracts can be terminated by our clients on relatively short notice without cause. As a result, it is possible that expected recurring revenues may be terminated more quickly than anticipated, making them more difficult to predict.

            We believe that quarterly revenues, expenses and operating results may vary significantly in the future, that period-to-period comparisons of results of operations may not necessarily be meaningful and that, as a result, these comparisons should not be relied upon as indications of future performance. Due to these and other factors, it is possible that our operating results will be below market analysts' expectations in some future quarters, which would cause the market price of our stock to decline.

Risks Related to Economic and Infrastructural Disruptions.

            As a provider of business process outsourcing services, our business is dependent upon the underlying businesses of our clients. Events such as the terrorist attacks in New York and Washington, D.C. on September 11, 2001 and in Bali, Indonesia on October 12, 2002 could significantly slow economic growth in the Asia-Pacific region and adversely affect the businesses of our clients, thereby reducing their need or desire for our services. A significant disruption of telecommunications, transportation, mail and other infrastructure could make it difficult and more expensive for us to service our customers in a timely fashion or at all, and for our vendors and service providers to render goods and services to us. As a provider of services that focuses on providing regional solutions, we are particularly vulnerable to disruptions that inhibit travel, communication and commerce between countries. Such a disruption might also result in delays in receiving payments from clients. Volatility and uncertainty in the world's stock markets brought about by terrorist and other disruptive events could also impair our ability to raise capital.

We are dependent on a number of vendors and service providers.

            We are dependent on a small number of vendors and service providers in delivering our services. In particular, our warranty support services for Gateway rely on arrangements with independent field service providers, parts manufacturers, warehouse providers and shipping companies. Because we currently purchase replacement parts for Gateway products in relatively small quantities, our purchasing power is minimized, which may result in higher parts prices and slower delivery times from the parts manufacturers. Although we believe that we could find alternative vendors and service providers, the transition to alternative vendors and service providers would take a significant amount of time and resources which could materially affect the delivery of our warranty

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support services and put us in material breach of our agreement with Gateway. In addition, the costs of purchasing parts and services from alternative vendors and service providers could be significantly higher.

We face risks associated with acquisitions, investments, strategic partnerships or other ventures.

            As part of our overall business strategy, we may pursue strategic acquisitions or investments as appropriate opportunities arise. These acquisitions or investments would be in businesses, products or technologies that would be expected to provide, supplement or complement our services, and/or provide additional industry expertise, a broader client base or an expanded geographic presence. We may not be successful in identifying suitable acquisition, investment or strategic partnership candidates. Even if we do identify suitable candidates, we may not complete those transactions on commercially acceptable terms or on a timely basis, or at all. We may incur indebtedness or issue equity securities to pay for any acquisition or investment, which could have a dilutive effect on existing shareholders. Any acquisitions and investments involve other risks, such as:

  the diversion of our management's attention and other resources from other business concerns;

  expenses, delays and difficulties in assimilating and integrating the operations, technologies, products and personnel of the acquired company; not realizing the anticipated benefits of any acquisition or investment;

  paying more than the acquired company or investment is worth; the impact on our financial condition due to the timing of the acquisition or investment; the expenses of amortizing the acquired company's intangible assets and goodwill; and

  the potential for claims asserted against the acquired business.

            If any of these risks are realized, our business, financial condition and results of operations could be materially adversely affected. In July 2001, we decided to discontinue marketing, sales and research of the Liquid Marketplace(TM) line of software applications acquired when we acquired Online Transaction Technologies, Inc., due to uncertainty as to whether we would be able to develop a commercially viable product and whether there would be market acceptance of this product, and we subsequently wrote off approximately $4.1 million of goodwill resulting from the acquisition.

We may not be able to compete effectively against our competitors.

We operate in a highly competitive environment. In particular, increasing numbers of companies are entering the business process outsourcing industry in the Asia-Pacific region. This industry is relatively new in the region and, as it develops, our competitors may better position themselves to compete in our lines of business and markets. We face competition from local, regional and global companies that:

  may be focused on only one or a few of the services that we offer;
  are expanding their services beyond those they have traditionally offered; and
  are increasing their activities in our markets.

            These competitors may have greater resources or more advanced technology than we do. Other competitors may emerge in the future with significantly greater financial, technical and marketing resources than we have. These competitors may be in a better position than we to develop current and future services, expand market share and to offer services and products that provide significant performance, price, creative or other advantages over those offered by us.

In addition to competitor companies, one of our greatest risks is that prospective clients will choose not to outsource their technical, administrative, and sales functions and instead elect to continue performing these functions internally.

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The barriers to enter our business are low.

            There are relatively low barriers to entry into our line of business. We do not own any technologies that preclude or inhibit competitors from entering our markets. Our competitors may independently develop and patent or copyright proprietary technologies that are superior or substantially similar to our technologies. The costs to develop and provide outsourcing services can be relatively low.

We depend on our key senior management and executive officers to execute our business strategy and could be harmed by the loss of their services.

            We believe that successful management and the ability to execute our services will be critical in the success of our business. Therefore, our success depends in large part upon the continued efforts, service and performance of our senior management team and executive officers, and in particular of the following key management executives:

  Phillip Kelly, our Chairman and Chief Executive Officer;
  Dennis Smith, our Vice Chairman, Chief Financial Officer and Chief Strategy Officer;
  Braden Waverley, our President; and
  Jack Cantillon, our Chief Operating Officer.

            We depend on their services because each one of these executives has experience and in-depth knowledge regarding the development, needs, special opportunities, and challenges of our business, and the environment and business activities in our targeted markets. We have employment agreements with these key executives as well with all of our other officers and employees. The loss of the services of any of these executive officers or any of our key management, sales or technical personnel could have a material adverse effect on our business, financial condition and results of operations.

Our failure to maintain our rights to use third party intellectual property could adversely affect business.

            Portions of our business are substantially dependent upon technology that we license from third parties. In particular, we rely upon third-party technologies and software for our outsourcing services, such as payroll services, customer relationship management and supply chain management. Some of these licenses require us to make recurring payments based on numbers of users or transactions. Other licenses are perpetual licenses absent material breach on our part. We also expect to need new licenses in the future as our business grows, the existing products we license become obsolete, and as technology evolves. We cannot be sure that we will be able to obtain necessary licenses on commercially reasonable terms, or at all, which could result in a material adverse effect on our business, financial condition and results of operations.

            Third parties may claim that our technology or services, including those which we have licensed from a third-party supplier, infringe their proprietary rights. Although in most cases we are indemnified by our licensor in the event of a claim of intellectual property infringement by a third-party, any infringement claims, even if without merit, can be time-consuming and expensive to defend. They may divert our management's attention and resources and could cause service implementation delays. In the event of a successful claim of infringement and the failure or inability of either we or our licensor to develop non-infringing technology or license the infringed or similar technology on a timely or commercially favorable basis, our business, financial condition and results of operations could be materially adversely affected.

System failures and capacity constraints could result in a reduction of demand for our services.

            Our ability to provide acceptable levels of customer service largely depends on the efficient and uninterrupted operation of our hardware, software and network infrastructure. Inadequacies in the performance and reliability of our information systems, or in the external power or communications infrastructure, could result in interruptions in the availability of some or all of our services, lower the volume of transactions or increase response times for effecting a transaction. As the majority of our operations are located in regions of Asia-Pacific where the infrastructure may not be as extensive or reliable as in the United States, we are particularly vulnerable to such disruptions. This could lead to client dissatisfaction, loss of clients and damage to our reputation, which could materially adversely affect our business, financial condition and results of operations.

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            Although we have not experienced these problems in the past to a material extent, our systems and operations may be vulnerable to damage or interruption from:

  power loss, telecommunications or network failures, operator negligence, improper operation by employees, physical break-ins and other similar events;
  unauthorized access or electronic break-ins, or "hacking"; and
  computer viruses.

Breaches of our security systems could have a materially adverse impact on our business and operations.

            A significant barrier to electronic commerce and communications is the secure transmission of confidential information over public networks. Advances in computer capabilities, new discoveries in the field of cryptography or other events or developments could result in compromises or breaches of our security systems and client data stored in our information systems. If any well-publicized compromises of security were to occur, it could have the effect of substantially reducing the willingness of clients to entrust their data to a third party outsourced service provider. Anyone who circumvents our security measures could misappropriate our or our clients' exclusive information or cause interruptions in services or operations. The Internet is a public network, and data is sent over this network from many sources. In the past, computer viruses, software programs that disable or impair computers, have been distributed and have rapidly spread over the Internet. Computer viruses could theoretically be introduced into our systems, or those of our clients or vendors, which could disrupt our products or services, or make our systems inaccessible to clients or vendors. We may be required to expend significant capital and other resources to protect against the threat of security breaches or to alleviate problems caused by breaches. To the extent that our activities may involve the storage and transmission of exclusive information, such as personal data and credit card numbers, security breaches could expose us to a risk of loss or litigation and possible liability. Our security measures may be inadequate to prevent security breaches, and our business could be seriously impacted if they are not prevented.

We have an incomplete disaster recovery plan.

            A significant portion of our information systems are located in our shared services center in Kuala Lumpur, Malaysia. We maintain a small back-up site, but it currently would not support our entire operations if our primary facilities became unusable, and it could take a significant amount of time to get it fully operational. We are currently assessing a more extensive disaster recovery plan. Until the plan is completed, there are risks of localized telecommunications, Internet and systems failure.

Volatility in social, political and economic conditions in the Asia-Pacific region may adversely affect our business.

            We derive and expect to continue to derive substantially all of our revenues from services conducted in or relating to the Asia-Pacific region. Volatility in social, political and economic conditions in the region may interrupt, limit or otherwise affect our operations and services by affecting our physical operations, creating uncertainty regarding our operating climate and adversely affecting our ability to provide services.

            A downturn in general economic conditions in the Asia-Pacific region could materially adversely affect our business, financial condition and results of operations. Beginning in mid-1997, many countries in the region experienced significant economic problems. Following varying degrees of recovery in the region in 1999 and 2000, the economies in many of those countries have recently experienced declining or negative growth rates. We cannot assure you that the current economic conditions in any of these countries will improve or not deteriorate further.

We may become subject to burdensome government regulations and legal uncertainties and to claims involving foreign laws and regulations.

            We currently have employees, facilities and business operations established in Hong Kong, Japan, Malaysia, Singapore and the United States. We also anticipate having employees, facilities and operations in other countries and territories in the Asia-Pacific region and offering services in numerous countries in the region

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regardless of whether we have a physical presence in such countries. As a result, we are subject to the laws and the court systems of many jurisdictions. We may become subject to claims from private parties or foreign government agencies based in foreign jurisdictions for violations of their laws. International litigation is often expensive, time consuming and distracting. These claims could be particularly disruptive to our business.

            In addition, laws in these jurisdictions may be changed or new laws may be enacted in the future. Uncertainty and new laws and regulations in these jurisdictions could prevent or limit our ability to operate in certain countries, increase our costs of doing business and prevent us from providing our e-business services. Any restrictions could have a material adverse effect on our business, financial condition and results of operations.

            Furthermore, there are risks inherent in conducting business in multiple jurisdictions and internationally. These include:

  challenges in staffing and managing foreign operations;
  differing technological standards;
  employment laws and practices in different countries; and
  potentially adverse tax consequences.

Currency fluctuations could decrease our revenue or increase costs relative to our revenue.

            Historically, most of our revenue has been earned in U.S. dollars and significant portions of our expenses and liabilities have been denominated in local currencies, primarily Japanese Yen, Malaysian Ringgit, Hong Kong Dollars and Singapore Dollars. As a result, we will be subject to the effects of exchange rate fluctuations with respect to any of these currencies. We do not currently engage in currency hedging activities. Some of the countries or territories in which we currently operate or may operate in the future impose exchange controls. As a result, we may not be able to freely convert the relevant local currencies in the countries and territories in the Asia-Pacific region into U.S. dollars or freely convert U.S. dollars into the relevant local currencies. Any substantial currency fluctuation could adversely affect our business, financial condition and results of operations.

The market for our common stock may be illiquid.

            The average daily volume of our registered common stock on the OTC Bulletin Board is currently less than 1,500 shares, and we have had some days with no trading volume. There can be no assurance that volumes will increase to a consistently higher level or that holders of the shares will be able to sell their shares in a timely manner or at all.

Our stock is not listed on a major stock market.

            Our common stock was delisted from the Nasdaq National Market System on December 21, 2001 following Nasdaq's determination that our acquisition of substantially all of the assets of NetCel360 constituted a reverse merger under Nasdaq's Marketplace Rules. In order to regain our Nasdaq listing, we will be required to submit a new listing application and meet all initial Nasdaq national market listing criteria, subject to Nasdaq's approval. We do not currently meet all of these listing requirements. Our common stock currently trades only on Nasdaq's OTC Bulletin Board. While the listing of our stock does not have a direct effect on our operations, it has an effect on the perception of our company among potential investors, may adversely affect the liquidity of our shares and can have an effect on our ability to raise additional funds.

Substantial costs of any securities litigation could divert our limited resources.

            We could become a target of securities litigation based upon the volatility of our stock in the marketplace. Litigation of this type could result in substantial costs and divert management's attention and resources. Over the past two years, our stock has declined steeply from as high as $562.60 per share to as low as $1.60 per share (in each case as adjusted to reflect our 20-to-1 reverse stock split which was effected on November 20, 2002), and as of _____________, 2002 the closing price of our common stock was $__________ per share. Public companies suffering this much stock price volatility are often sued by their shareholders.

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Outstanding convertible preferred stock, convertible debt securities, warrants and options could result in potential dilution and an adverse impact on additional financing.

            As of November 1, 2002, if all of our outstanding convertible debt, warrants and options were converted into common stock, and if all currently outstanding convertible preferred stock were converted in accordance with the anti-dilution features of those securities, we estimate that over 22.6 million shares of common stock would be outstanding. In addition, our stock option/stock issuance plan permits us to issue a number of shares of common stock equal to 20% of the total shares of common stock outstanding at the time the calculation is made (including, on an as-converted basis, all convertible preferred stock, convertible debt securities, warrants, options and other convertible securities that are exercisable).

            To the extent that such convertible preferred stock, convertible debt, options and warrants are exercised, substantial dilution of the interests of our shareholders could result and the market price of our common stock could be adversely affected. For the life of the convertible preferred stock, convertible debt, warrants and options, the holders will have the opportunity to profit from a rise in the price of the common stock. The existence of the convertible preferred stock, convertible debt, warrants and options is likely to affect materially and adversely the terms on which we can obtain additional financing and the holders of the convertible preferred stock, convertible debt, warrants and options can be expected to exercise them at a time when we would otherwise, in all likelihood, be able to obtain additional capital by an offering of our unissued capital stock on terms more favorable to us than those provided by the convertible preferred stock, convertible debt, warrants and options.

Additional shares will be eligible for future sale in the public market.

            Sales of substantial amounts of our common stock in the public market after this offering could adversely affect prevailing market prices for the common stock. The shares of common stock offered hereby will be freely tradeable without restriction in the public market.

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SELECTED AND SUMMARY CONSOLIDATED FINANCIAL DATA

            The following selected and summary consolidated financial data is derived from our audited financial statementsfor the years ended January 1, 2002, 2001, 2000, 1999 and 1998. Information at July 31, 2002 and for the six months ended July 31, 2002 and 2001 is unaudited, but in the opinion of management, includes all adjustments, consisting only of normal recurring accruals, necessary for a fair presentation of the financial position and results of operations as of and for these dates. The following information is only a summary and you should read it in conjunction with our financial statements and notes thereto, which are incorporated by reference into this prospectus and attached hereto. In August 2002, our shareholders approved a 20-to-1 reverse stock split that became effective on November 20, 2002. All common stock and per share common stock information has been adjusted to reflect the reverse stock split.

	Six Months Ended July 31,		January 31,
	2002	2001	2002	2001	2000	1999	1998
	(unaudited)
	(In thousands, except share and per share data)
Statement of Operations Data:

Revenue	$14,997	$ 1,148	$ 12,712	$ 35	$ 4	$ 61	$ 72
Operating expenses	15,575	12,038	29,425	27,778	5,153	1,562	1,034
Loss from operations	(578)	(10,890)	(16,713)	(27,743)	(5,149)	(1,502)	(962)
Net loss	(2,045)	(11,617)	(20,444)	(27,599)	(5,523)	(1,762)	(990)

Basic and diluted weighted average number of common shares outstanding	1,712,547	948,997	1,079,950	801,050	696,581	526,457	459,640

Basic and diluted net loss per share available to common shareholders	($1.20)	($14.40)	($20.80)	($52.60)	($8.00)	($3.40)	($2.20)

	July 31,	January 31,
	2002	2002	2001	2000	1999	1998
	(unaudited)
	(In thousands)
Balance Sheet Data:
Cash and cash equivalents	$ 6,252	$ 4,753	$ 5,360	$5,124	$ 60	$ 438
Property and equipment, net	5,897	7,232	932	223	23	92
Total assets	16,977	16,439	11,261	5,540	1,116	1,375
Current liabilities	8,807	6,222	911	6,501	984	986
Long-term liabilities	1,500	2,365	---	---	3	1
Preferred stock	10,559	11,223	14,229	---	---	---
Stockholder's deficit	(3,889)	(3,371)	(3,879)	(961)	129	388

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PRICE RANGE OF OUR COMMON STOCK

            Our common stock was quoted on the Nasdaq National Market until December 21, 2001, and is now quoted on the OTC Bulletin Board under the symbol "VSCE". The following table presents, for the periods indicated, the high and low bid prices per share of our common stock. The quotations reflect inter-dealer prices, without retail mark-up, mark-down or commissions and may not represent actual transactions. All prices have been adjusted to reflect our 20-to-1 reverse stock split which was effected on November 20, 2002.

	High	Low
Fiscal Year Ended January 31, 2003:
Third Quarter	$3.20	$2.00
Second Quarter	7.40	2.40
First Quarter	8.80	2.80
Fiscal Year Ended January 31, 2002:
Fourth Quarter	$45.60	$2.60
Third Quarter	12.00	3.40
Second Quarter	11.60	1.60
First Quarter	8.80	2.00
Fiscal Year Ended January 31, 2001:
Fourth Quarter	$1,700.00	$290.00
Third Quarter	562.60	182.60
Second Quarter	325.00	127.60
First Quarter	316.20	29.40

            On __________ __, 2002, the last reported sale price of our common stock on the OTC Bulletin Board was $______. As of November 18, 2002, there were 991 holders of record of our common stock.

DESCRIPTION OF TRANSACTIONS UNDERLYING SECURITIES BEING REGISTERED

The NetCel360 Acquisition

            We issued 185,484 shares of our common stock to NetCel360 as part of the consideration for the acquisition of substantially all of the assets of NetCel360. In addition, we assumed $2.25 million in principal amount of a bridge loan facility when we acquired NetCel360. The lenders included Asia Internet Investment Group I, LLC, bainlab, Inc., BAPEF Investments XII, Ltd., G5 Partners, LP, Phillip E. Kelly, Charles Longley, New Media Investors VI, L.L.C., Dennis Smith, Stephen Stonefield and Morton Topfer. In connection with our acquisition of NetCel360, these lenders agreed to amend the terms of the bridge loan facility to permit us, at our discretion, to discharge all principal and accrued interest due under the bridge loan by delivering shares of our common stock at a conversion price of $4.00 per share. On December 18, 2001, we issued 581,015 shares of common stock to these lenders to discharge our obligations under the bridge loan.

Series B Exchangeable Notes

            On July 12, 2001, we issued exchangeable promissory notes, referred to herein as the Series B Notes, in the principal amount of $4.25 million and warrants, referred to herein as the Series B Warrants, to purchase approximately 1.1 million shares of our common stock to purchasers under an Exchangeable Note Purchase Agreement. We repaid the Series B Notes in full on December 28, 2001 through a combination of cash repayment and exchange for Series B-1 Notes described below. In connection with the private placement completed by us on October 25, 2002, Series B Warrants to purchase 832,812 shares of our common stock were exchanged for shares of our Series 4-A Preferred.

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Series B-1 Exchangeable Notes

            On January 31, 2002 and February 18, 2002, pursuant to the Exchangeable Note and Warrant Purchase Agreement, we issued exchangeable promissory notes, referred to herein as the Series B-1 Notes, in the aggregate principal amount of $3.0 million and warrants, referred to herein as the Series B-1 Warrants, to purchase approximately 747,299 shares of our common stock to purchasers of the exchangeable notes. Series B-1 Notes in principal amount of $2.9 million were paid for through an exchange of Series B Notes with the balance paid in cash. The Series B-1 Notes earn interest at a rate of 10% per year (compounded quarterly), have a maturity date of June 30, 2003 and are exchangeable for Series A Convertible Notes described below. The Series A Convertible Notes are convertible into shares of our Series 3-A Preferred, which are convertible into shares of our common stock. In connection with the private placement completed by us on October 25, 2002, Series B-1 Notes in principal amount of $2.8 million were exchanged for Series A Notes which in turn were converted into Series 3-A Preferred Stock, which along with Series B-1 Warrants to purchase 704,601 shares of our common stock, were exchanged for our Series 4-A Preferred.

Series A Convertible Notes and Series 3-A Convertible Preferred Stock

            On June 25, 2001, we issued convertible promissory notes, referred to herein as the Series A Notes, in the principal amount of $4.56 million to purchasers under a convertible note purchase agreement. The Series A Notes earn interest at a rate of 10% per year (compounded quarterly) and have a maturity date of June 30, 2003. The Series A Notes are convertible into shares of our Series 3-A Preferred at a conversion price of $60 per share. The Series 3-A Preferred became convertible into shares of our common stock on January 16, 2002. The number of shares of common stock to be issued upon conversion of each share of our Series 3-A Preferred is determined by dividing the sum of $60 plus all accrued and unpaid dividends on each share of Series 3-A Preferred to be converted, by $2.00, the conversion price. The conversion price is subject to adjustment as a result of stock splits, reverse stock splits, recapitalizations or similar transactions. In connection with the private placement completed by us on October 25, 2002, all outstanding Series A Notes were exchanged for our Series 4-A Preferred.

Warrants

            As a condition of entering into the exchangeable note purchase agreements for the Series B Notes and the Series B-1 Notes described above, we agreed to issue warrants to purchase 1.8 million shares of our common stock. The Series B Warrants issued in connection with the Series B Notes have an exercise price of $2.00 per share and expire on July 12, 2006. The Series B-1 Warrants issued in connection with the Series B-1 Notes have an exercise price of $2.00 per share and expire on either January 30, 2007 or February 17, 2007. We also issued warrants to Jefferies & Company, Inc. to purchase 10,000 shares of common stock, which warrants have an exercise price of $2.00 and are exercisable until July 5, 2006, as consideration for providing financial advisory services to us in connection with the acquisition of NetCel360. In connection with the private placement completed by us on October 25, 2002, Series B Warrants and Series B-1 Warrants to purchase 1.5 million shares of our common stock were exchanged for Series 4-A Preferred.

Registration Rights

            We are obligated to register the shares of common stock issued in connection with our acquisition of NetCel360 and our domain name, as well as the shares of common stock issued in satisfaction of the bridge loan and the common stock underlying the Series 3-A Preferred which may be issued to holders of our Series A Notes and Series B-1 Notes. We have also agreed to register the resale of the shares of our common stock underlying the warrants held by the purchasers of our exchangeable notes.

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USE OF PROCEEDS

            We will not receive any of the proceeds from the sale of the shares offered hereunder by the selling shareholders. The offering is made to fulfill our contractual obligations to the selling shareholders to register certain shares held by the them. We will use the proceeds from the exercise of the warrants described in this prospectus for working capital purposes.

SELLING SHAREHOLDERS

            The following table sets forth certain information regarding the beneficial ownership of our common stock as of November 19, 2002, by each of the selling shareholders whose shares are being registered in this registration statement. Unless otherwise indicated below, to our knowledge, all persons listed below have sole voting and investment power with respect to the shares of common stock, except to the extent authority is shared by spouses under applicable law.

            The information included in the following table is based upon information provided by the selling shareholders. Because the selling shareholders may convert their Series B-1 Notes and exercise their warrants and offer all, some or none of the common stock, no definitive estimate can be provided as to the aggregate number of shares that may actually be sold by any selling shareholder or that may be subsequently owned by any selling shareholder. Accordingly, the following table has been prepared on the assumption that all shares of common stock offered under this prospectus will be sold.

            The beneficial ownership information in the table below does not reflect 5,790 shares of common stock registered pursuant to this prospectus that may be issued to the selling shareholders as a result of interest earned after November 19, 2002 on their exchangeable notes. The information included in the following table assumes that the conversion price of the Series 3-A Preferred is $2.00 per share and that no adjustments to the conversion price will occur after the date of this prospectus as the result of any anti-dilution or recapitalization provisions being triggered. The information in the following table reflects the 20 to 1 reverse stock split which became effective on November 20, 2002.

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"Selling Shareholders" (as of November 19, 2002)

	Common Stock Beneficially Owned on November 19, 2002 (1)
Selling Shareholder Name	Before Offering	Shares Offered(2)	After Offering	Fully Diluted Percentage After Offer

Abrahams, Richard L. (3)	27,018	12,812	14,206	*
Anglo East Trust (4)	125,000	125,000	0	*
Asia Internet Investment Group I, LLC (5)	418,349	17,349	401,000	1.8%
bainlab, Inc.	1,263	1,263	0	*
BAPEF Investments XII, Limited (6)	5,248,159	154,159	5,094,000	22.6%
Crestview Capital Fund, L.P. (7)	111,631	51,250	60,381	*
CSFB AsiaNet Tech Co-Investors, Ltd	4,808	4,808	0	*
CSFB AsiaNet IEP, Ltd.	12,597	12,597	0	*
CSFB AsiaNet Co-Investors, Ltd.	2,113	2,113	0	*
Cyber Tech Asset Management Limited	21,534	21,534	0	*
Farhat, Elias (8)	19,690	19,690	0	*
G5 Partners, LP (9)	51,273	51,273	0	*
Global Media Enterprises Limited	2,584	2,584	0	*
Hildebrandt, James (10)	19,690	19,690	0	*
Homler, Conrad P.	253	253	0	*
Homler, Laurence E.	253	253	0	*
Homler, Marion	253	253	0	*
Homler, Stewart J.	4,167	4,167	0	*
Hui, Kumi (11)	30,318	30,318	0	*
Jefferies & Company, Inc. (12)	64,126	10,000	54,126	*
Jendrock, Thomas W.	3,484	3,484	0	*
Kelly, Phillip E. (13)	2,674,561	297,918	2,376,643	10.5%
Lau, Monica (14)	417	417	0	*
Lehman Brothers Inc.	4,306	4,306	0	*
Longley, Charles	7,031	7,031	0	*
Net Foundation Offshore Limited	1,722	1,722	0	*
New Media Investors VI, LCC	17,694	17,694	0	*
Olson, Nicholas John	3,355	3,355	0	*
Payne, Rodrick Alexander	3,355	3,355	0	*
Poon, Jack Tai-on (15)	64,355	55,543	8,812	*
QCC Communications Corporation(16)	750	750	0	*
Root, James T.H.	33,324	33,324	0	*
Schmiedeskamp, William J.	292	292	0	*
Smith, Dennis M. (17)	853,881	131,209	722,672	3.2%
Softbank China Venture Investments No. 3 Limited	12,920	12,920	0	*
Stonefield, Stephen	10,690	10,690	0	*
Super Net Holdings Limited	2,153	2,153	0	*
Topfer, Morton	7,174	7,174	0	*
United Parcel Service General Services, Co.	8,110	8,110	0	*

___________________

*Less than 1.0%

(1)	Based on a total of 22,582,982 shares of common stock outstanding on a fully-diluted basis as of November 19, 2002, which includes shares of common stock issuable upon the conversion of our outstanding preferred securities and shares of common stock issuable upon the exercise of stock option and warrants that are exercisable within 60 days of November 1, 2002.

(2)	Does not include 5,790 shares of common stock that may be issued as a result of accrued interest payable after November 19, 2002 on our exchangeable notes. These notes are ultimately convertible into our Series 3-A Preferred, which is convertible into shares of our common stock.

(3)	Includes (a) 12,812 shares of common stock issuable upon exercise of Series B Warrants and (b) 14,071 shares of common stock issuable upon conversion of 31,201 shares of Series 2-A convertible preferred stock.

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(4)	Represents shares of common stock issuable upon exercise of Series B Warrants.
(5)	Includes 401,000 shares of common stock issuable upon conversion of 401 shares of Series 4-A Preferred. Not included in Asia Internet Investment Group I, LLC's ("AIIG") beneficial ownership reported above are 3,387,000 shares of common stock issuable upon conversion of 3,387 shares of Series 4-A Preferred beneficially owned by Mercantile Capital Partners I, L.P ("MCP"), which shares are also deemed beneficially owned by (a) Mercantile Capital Group, LLC ("MCG"), the general partner of MCP, (b) Mercantile Capital Management Corp. ("CM"), a manager of MCG, (c) Michael A Reinsdorf, a member of MCP and a member of the Investment Committee of MCM, and (d) I. Steven Edelson, a member of our Board of Directors. Mr. Edelson is (a) a managing member of Mercantile Equity Partners III, LLC ("MEP, LLC"), and a trustee of the Edelson Family Trust dated September 17, 1997, which is also a managing member of MEP, LLC, (b) a member of MCG, and (c) a member of the Investment Committee of MCM. Mr. Edelson is also a managing member of Mercantile Asia, LLC ("MA, LLC "). MA, LLC is the general partner of Mercantile Asia Investors, L.P., which is the managing member of Asia Investors Group, LLC, which is the general partner of Asia Investing Group, LP ("AIG, LP"), which is the managing member of AIIG.

(6)	Includes 5,094,000 shares of common stock issuable upon conversion of 5,094 shares of Series 4-A Preferred. BAPEF Investments XII, Limited serves as an investment vehicle for a private equity fund composed of several limited partnerships and is the beneficial owner of all shares of common stock reported in the table above.

(7)	Includes (a) 51,250 shares of common stock issuable upon exercise of Series B Warrants, (b) 59,804 shares of common stock issuable upon conversion of 132,605 shares of Series 2-A convertible preferred stock and (c) 577 shares of common stock issuable upon the exercise of Series 2-A warrants.

(8)	Includes (a) 13,440 shares of common stock issuable upon conversion of $26,924 of principal and accrued and unpaid interest as of November 19, 2002 on Series B-1 Notes and (b) 6,250 shares of common stock issuable upon exercise of Series B-1 Warrants.

(9)	Includes (a) 21,990 shares of common stock issuable upon conversion of $43,980 of principal and accrued and unpaid interest as of November 19, 2002 on Series B-1 Notes, (b) 19,218 shares of common stock issuable upon exercise of Series B Warrants and (c) 10,065 shares of common stock issuable upon exercise of Series B-1 Warrants.

(10)	Includes (a) 13,440 shares of common stock issuable upon conversion of $26,924 principal and accrued and unpaid interest as of November 19, 2002 on Series B-1 Notes and (b) 6,250 shares of common stock issuable upon exercise of Series B-1 Warrants.

(11)	Includes (a) 14,640 shares of common stock issuable upon conversion of $29,321 of principal and accrued and unpaid interest as of November 19, 2002 on Series B-1 Notes, (b) 8,968 shares of common stock issuable upon exercise of Series B Warrants and (c) 6,710 shares of common stock issuable upon exercise of Series B-1 Warrants. Ms. Hui is the wife of Timothy T. Hui, our Vice President-Legal, General Counsel and Secretary.

(12)	Includes of (a) 10,000 shares of common stock issuable upon exercise of a warrant with an exercise price of $2.00, which is exercisable until July 5, 2006, received as consideration for providing financial advisory services to Vsource in connection with the acquisition of NetCel360, (b) 2,598 shares of common stock issuable upon exercise of a warrant with an exercise price of $133.80 which is exercisable until September 17, 2005 received as consideration for providing financial advisory services to Vsource in connection with prior transactions, and (c) 51,528 shares of common stock issuable upon conversion of 136,318 shares of Series 1-A convertible preferred stock received as consideration for providing financial advisory services to Vsource in connection with prior transactions.

(13)	Includes (a) 1,905,000 shares of common stock issuable upon conversion of 1,905 shares of Series 4-A Preferred and (b) 471,643 shares of common stock issuable upon exercise of Mr. Kelly's stock options. Mr. Kelly is Chairman of our Board of Directors and Chief Executive Officer.

(14)	Ms. Lau is a Vsource employee.
(15)	Includes (a) 29,310 shares of common stock issuable upon conversion of $58,639 of principal and accrued and unpaid interest as of November 19, 2002 on Series B-1 Notes, (b) 12,812 shares of common stock issuable upon exercise of Series B Warrants, (c) 13,421 shares of common stock issuable upon exercise of Series B-1 Warrants and (d) 8,812 shares of common stock issuable upon exercise of Mr. Poon's stock options. Mr. Poon is our Vice President, Corporate Finance.

(16)	These shares were issued by us in connection with our acquisition of the Vsource domain name.
(17)	Includes (a) 383,000 shares of common stock issuable upon conversion of 383 shares of Series 4-A Preferred and (b) 339,672 shares of common stock issuable upon exercise of Mr. Smith's stock options. Mr. Smith is Vice Chairman of our Board of Directors, Chief Financial Officer and Chief Strategy Officer.

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PLAN OF DISTRIBUTION

            We are registering the shares of common stock covered by this prospectus on behalf of the selling shareholders. The shares may be offered and sold by the selling shareholders, or by purchasers, transferees, donees, pledgees or other successors in interest, directly or through brokers, dealers, agents or underwriters who may receive compensation in the form of discounts, commissions or similar selling expenses paid by a selling shareholder or by a purchaser of the shares on whose behalf such broker-dealer may act as agent. Sales and transfers of the shares may be effected from time to time in one or more transactions, in private or public transactions, in the over-the-counter market, in negotiated transactions or otherwise, at a fixed price or prices that may be changed, at market prices prevailing at the time of sale, at negotiated prices, without consideration or by any other legally available means. Any or all of the shares may be sold from time to time by means of (a) a block trade, in which a broker or dealer attempts to sell the shares as agent but may position and resell a portion of the shares as principal to facilitate the transaction; (b) purchases by a broker or dealer as principal and the subsequent sale by such broker or dealer into the public market in any manner permitted by the selling shareholders under this prospectus; (c) ordinary brokerage transactions (which may include long or short sales) in which the broker solicits purchasers or executes unsolicited orders; (d) the writing (sale) or settlement of non-traded put or call option contracts and by means of the establishment or settlement of other hedging transactions, including forward sale transactions; (e) the pledging of the shares as collateral to a broker/dealer or other pledgee to secure loans, credit or other financing arrangements or obligations and, upon any subsequent default, the disposition of the pledged shares; and (f) any other legally available means. In addition, the selling shareholders may loan their shares to broker/dealers who are counterparties to hedging transactions and such broker/dealers may sell the borrowed shares into the public market.

            In certain states the shares of common stock being registered herein may be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirements is available and is complied with.

            To the extent required with respect to a particular offer or sale of the shares, a prospectus supplement will be filed pursuant to Section 424(b)(3) of the Securities Act and will accompany this prospectus, to disclose (a) the number of shares to be sold, (b) the purchase price, (c) the name of any broker, dealer or agent effecting the sale or transfer and the amount of any applicable discounts, commissions or similar selling expenses, and (d) any other relevant information.

            In connection with distributions of the shares or otherwise, the selling shareholders may enter into hedging transactions with brokers, dealers or other financial institutions. In connection with these transactions, brokers, dealers or other financial institutions may engage in short sales of our common stock in the course of hedging the positions they assume with selling shareholders. To the extent permitted by applicable law, the selling shareholders also may sell the shares short and redeliver the shares to close out any short positions.

            The selling shareholders and any broker-dealers who participate in the distribution of the shares may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act and any discounts, commissions or similar selling expenses they receive and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. As a result, we have informed the selling shareholders that Regulation M, promulgated under the Securities Exchange Act of 1934, as amended, may apply to sales by the selling shareholders in the market. The selling shareholders may agree to indemnify any broker, dealer or agent that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act. The aggregate net proceeds to the selling shareholders from the sale of the shares will be the purchase price of the shares less any discounts, concessions or commissions.

            The selling shareholders are acting independently of the company in making decisions with respect to the timing, price, manner and size of each sale. No broker, dealer or agent has been engaged by us in connection with the distribution of the shares. There is no assurance, therefore, that the selling shareholders will sell any or all of the shares.

            The shares covered by this prospectus may qualify for sale pursuant to Section 4(1) of the Securities Act or Rule 144 promulgated thereunder, and may be sold pursuant to these provisions rather than pursuant to this prospectus.

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            We will not receive any proceeds from the sale of the shares covered by this prospectus and have agreed to pay all of the expenses incident to the registration of the shares, other than discounts and selling concessions or commissions, if any, and fees and expenses of counsel for the selling shareholders, if any.

DESCRIPTION OF CAPITAL STOCK

Common Stock

            Our Certificate of Incorporation currently authorizes 505,000,000 shares, 500,000,000 of which is common stock with a par value of $0.01, and 5,000,000 of which is preferred stock with a par value of $0.01. The preferred stock is divided into series. The Series 1-A convertible preferred stock, referred to herein as the Series 1-A Preferred, consists of 2,802,000 shares, the Series 2-A convertible preferred stock, referred to herein as the Series 2-A Preferred, consists of 1,672,328 shares, the Series 3-A Preferred consists of 500,000 shares and the Series 4-A Preferred Stock consists of 25,000 shares. As of November 19, 2002, there were issued and outstanding 1,752,492 shares of common stock, 1,436,055 shares of Series 1-A Preferred, 503,842 shares of Series 2-A Preferred, 0 shares of Series 3-A Preferred and 16,973 shares of Series 4-A Preferred, without giving effect to the exercise of warrants or options or the conversion of debt.

            The holders of our common stock are entitled to one vote for each share held of record on each matter submitted to a vote of shareholders. The holders of our Series 1-A Preferred, Series 2-A Preferred, Series 3-A Preferred and Series 4-A Preferred are entitled to one vote for each share of common stock into which such shares of preferred stock held of record may be converted on each matter submitted to a vote of shareholders. Our charter documents do not provide for cumulative voting in the election of directors.

            Holders of our common stock are entitled to receive ratably such dividends as may be declared by our Board of Directors out of funds legally available therefor. In the event of our liquidation, dissolution or winding up, holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any outstanding senior securities. Holders of common stock have no preemptive rights and have no rights to convert their common stock into any other securities. The outstanding shares of common stock are, and the shares of common stock offered hereby will be, when issued, validly issued, fully paid and nonassessable.

Preferred Stock

            The information included below assumes that there will be no change to the conversion price of the Series 1-A Preferred, Series 2-A Preferred, Series 3-A Preferred and Series 4-A Preferred, which are currently $6.60 per share, $14.20 per share, $2.00 per share and $2.00 per share, respectively.

            Each share of Series 1-A Preferred and Series 2-A Preferred is convertible into 0.378 shares of common stock and 0.451 shares of common stock, respectively. Each share of Series 3-A Preferred is convertible into that number of shares of common stock equal to the number of Series 3-A Preferred being converted multiplied by $60.00, and then divided by $2.00. The conversion price of the Series 3-A Preferred is subject to adjustment upon the occurrence of certain events, including stock splits and combinations, certain dividends and distributions, recapitalization, reclassification or exchange, reorganization, merger, consolidation or sale of assets, or sale of shares or securities convertible into shares at a price below the conversion price then in effect. The Series 4-A Preferred Stock is convertible at the option of the holder into such number of shares of our common stock as determined by multiplying the number of shares of Series 4-A Preferred Stock by $2,000 and then dividing such amount by the conversion price, which is initially $2.00 per share. The conversion price may be adjusted as described in connection with our Series 3-A Preferred Stock.

            The voting rights of the holders of the Series 1-A Preferred, Series 2-A Preferred, Series 3-A Preferred and Series 4-A Preferred are discussed above under "-Common Stock."

            Holders of our Series 1-A Preferred are entitled to noncumulative dividends, if declared by the Board of Directors, of $0.20 per share annually. Holders of the Series 2-A Preferred are entitled to noncumulative dividends, if declared by the Board of Directors, in an amount equal to 8% of the price originally paid for each share of Series 2-A Preferred ($0.51 per share as of November 19, 2002 based on the original purchase price of $6.41 per share, as may be adjusted for stock splits, stock dividends, combinations and the like). Holders of the Series 3-A Preferred are entitled to

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cumulative dividends, if declared by the Board of Directors, in an amount equal to 10% of the price originally paid for each share of Series 3-A Preferred ($6.00 per share as of November 19, 2002 based on the original purchase price of $60 per share, as may be adjusted for stock splits, stock dividends, combinations and the like). Holders of the Series 4-A Preferred are entitled to noncumulative dividends, if declared by the Board of Directors, in an amount equal to any dividend, whether in cash or other assets (other than solely in additional shares of common stock) to the same extent as if such holders' shares of Series 4-A Preferred Stock had been converted into common stock. No dividend may be declared and paid upon shares of our common stock in any fiscal year unless dividends on all such preferred stock have been paid or declared and set aside for payment to holders of our preferred stock for such fiscal year. We currently intend to retain all future earnings to finance future growth and, therefore, do not anticipate declaring or paying any cash dividends in the foreseeable future.

            In the event of our liquidation or dissolution, the holders of the Series 1-A Preferred shall be entitled to receive a preference amount for each outstanding share equal to $2.50 plus declared but unpaid dividends, and the holders of the Series 2-A Preferred shall be entitled to receive a preference amount for each outstanding share equal to $6.41 plus declared but unpaid dividends. The holders of the Series 1-A Preferred and the Series 2-A Preferred are entitled to receive such amounts prior and in preference to any distribution to holders of the common stock, and have the same priority with respect to each other. In the event of our liquidation or dissolution, the holders of the Series 3-A Preferred shall be entitled to receive, after distribution of all amounts due to holders of the Series 1-A Preferred and Series 2-A Preferred, and prior and in preference to holders of the common stock, a preference amount for each outstanding share equal to three times the original issue price for the Series 3-A preferred plus declared but unpaid dividends. In the event of our liquidation or dissolution, either voluntary or involuntary, the holders of our Series 4-A Preferred Stock shall be entitled to receive, after distribution of all amounts due to the holders of our Series 1-A Preferred Stock, Series 2-A Preferred Stock and Series 3-A Preferred Stock but prior and in preference to any distribution of any of our assets or surplus funds to the holders of our common stock, a preference amount. The preference amount per share of Series 4-A Preferred Stock is equal to the sum of (a) the original issue price, which initially is $2,000 (as adjusted for stock splits, stock dividends, combinations and the like), plus (b) an amount equal to all declared but unpaid dividends on such share, if any, but only to the extent of our retained earnings. A liquidation, dissolution or winding up of our company is deemed to include the acquisition of our company or a sale of all or substantially all of our assets, unless, in each case, our shareholders immediately prior to such acquisition or sale will, immediately after such acquisition or sale, hold a majority of the voting power of the surviving or acquiring entity.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

            The SEC allows us to incorporate by reference the information we file with them. This means that we can disclose information to you by referring you to those documents. The documents that have been incorporated by reference are an important part of the prospectus, and you should review that information in order to understand the nature of any investment by you in the common stock. Information contained in this prospectus automatically updates and supersedes previously filed information. We are incorporating by reference the documents listed below and all of our filings under the Securities Exchange Act of 1934, as amended, after the date of filing the initial registration statement and prior to the effectiveness of the registration statement.

            The following documents previously filed with the SEC by Vsource (SEC File No. 000-30326) are hereby incorporated by reference into this Prospectus:

  Our Annual Report on Form 10-K for the year ended January 31, 2002, as filed with the SEC on April 30, 2002;

  Our Annual Report on Form 10-K/A (Amendment No. 1) for the year ended January 31, 2002, as filed with the SEC on May 31, 2002;

  Our Annual Report on Form 10-K/A (Amendment No. 2) for the year ended January 31, 2002 as filed with the SEC on June 11, 2002;

  Our Current Report on Form 8-K as filed with the SEC on February 6, 2002;

  Our Current Report on Form 8-K/A as filed with the SEC on February 6, 2002;

  Our Current Report on Form 8-K/A as filed with the SEC on February 8, 2002;

  Our Current Report on Form 8-K as filed with the SEC on April 8, 2002;

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  Our Current Report on Form 8-K/A as filed with the SEC on April 11, 2002;

  Our Current Report on Form 8-K as filed with the SEC on June 13, 2002;

  Our Current Report on Form 8-K as filed with the SEC on August 23, 2002;

  Our Current Report on Form 8-K as filed with the SEC on September 3, 2002;

  Our Current Report on Form 8-K as filed with the SEC on October 28, 2002;

  Our Quarterly Report on Form 10-Q for the quarter ended April 30, 2002 as filed with the SEC on June 14, 2002;

  Our Quarterly Report on Form 10-Q for the quarter ended July 31, 2002 as filed with the SEC on September 3, 2002; and

  Our Quarterly Report on Form 10-Q/A for the quarter ended July 31, 2002 as filed with the SEC on September 10, 2002.

            If you would like a copy of these documents sent at no cost to you, please write or call us at:

Vsource, Inc.
16895 West Bernardo Drive, Suite 250
San Diego, California 92127
Telephone: (858) 618-5884

            This prospectus is accompanied by a copy of our latest annual report on Form 10-K, as amended, and latest quarterly report on Form 10-Q, as amended. The information in this prospectus should be read together with the information and financial statements (including notes thereto) that appear in the Form 10-K, as amended, and the documents referred to above as incorporated herein by reference. You should only rely upon the information included in or incorporated by reference into this prospectus or in any prospectus supplement that is delivered to you. We have not authorized anyone to provide you with additional or different information. You should not assume that the information included in or incorporated by reference into this prospectus supplement is accurate as of any date later than the date on the front of the prospectus or prospectus supplement.

            We have not authorized any person to provide you with information different from that contained or incorporated by reference in this prospectus. The selling shareholders are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of common stock.

WHERE YOU CAN FIND MORE INFORMATION

            We file reports and other information with the U.S. Securities and Exchange Commission. You may read and copy any document that we file at the SEC's public reference facilities at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. Please call the SEC at 1-800-732-0330 for more information about its public reference facilities. Our SEC filings are also available to you free of charge at the SEC's web site at http:/www.sec.gov.

            This prospectus is a part of the registration statement that we filed on Form S-2 with the SEC. The registration statement contains more information about us and our common stock than this prospectus, including exhibits and schedules. You should refer to the registration statement for additional information about us and the common stock being offered in this prospectus. Statements that we make in this prospectus relating to any documents filed as an exhibit to the registration statement or any document incorporated by reference into the registration statement may not be complete and you should review the referenced document itself for a complete understanding of its terms.

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PART II    INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.    Other Expenses of Issuance and Distribution

            Following is our estimate of expenses of the offering, all of which shall be paid by us:

Registration Fees	$ 254
Printing Costs	2,500*
Legal Fees and Costs	40,000*
Accounting Fees and Costs	25,000*
TOTAL	$67,754

* Estimated

Item 15. Indemnification of Directors and Officers

            The Delaware General Corporation Law permits Delaware corporations to eliminate or limit the monetary liability of directors, officers, employees and agents for breach of fiduciary duty of care, subject to certain limitations. Our certificate of incorporation provides that our directors and officers shall not be liable to us or our shareholders for monetary damages arising from a breach of fiduciary duty owed by such director or officer, as applicable, except for liability (1) for any breach of a director's or officer's duty of loyalty to us or our shareholders, (2) for intentional misconduct, fraud or a knowing violation of law, under Section 174 of the General Corporation Law of the State of Delaware or (3) for a transaction from which the officer or director derived an improper personal benefit. Our bylaws provide for the indemnification of our directors, officers, employees and agents to the extent permitted by the Delaware General Corporation Law. Our directors and officers are insured against certain liabilities for actions taken in such capacities, including liabilities under the Securities Act.

            Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers or persons controlling us pursuant to the foregoing, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. Each holder of the Series 3-A Preferred has agreed to indemnify us from any liability for any untrue statement or any omission in this registration statement caused by the holder. We have agreed to indemnify each holder of Series 3-A Preferred from any liability for any untrue statement or omission in this registration statement, excluding any untrue statement or omission caused by the holder of the Series 3-A Preferred. If the indemnification provisions are held to be invalid, each holder and we have agreed to contribute payment to the other to cover any liability intended to be covered by the indemnification provisions.

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Item 16.    Exhibits

Exhibit No.	Description

4.1(*)	Certificate of Designation of Series 3-A Convertible Preferred Stock incorporated herein by reference to Exhibit 4.1 to Registrant's Form 8-K as filed with the SEC on July 2, 2001 (SEC File No. 000-30326)

4.2(*)	Convertible Note Purchase Agreement, dated June 25, 2001, among Vsource, Inc., NetCel360.com Ltd., NetCel360 Sdn Bhd., and the Purchasers named therein (incorporated herein by reference to Exhibit 4.4 of the July 2, 2001 Form 8-K)

4.3(*)	Exchangeable Note and Warrant Purchase Agreement, dated as of July 12, 2001, by and among Vsource, Inc., NetCel360.com Ltd., NetCel360 Sdn Bhd and the Purchasers named therein, and form of Exchangeable Promissory Note (incorporated herein by reference to Exhibit 4.7 to the registrant's Quarterly Report on Form 10-Q for the period ending July 31, 2001)

4.4(*)	Exchangeable Note and Warrant Purchase Agreement, dated January 28, 2002, by and among Vsource, Inc., Vsource (CI) Ltd, Vsource (Malaysia) Sdn Bhd, and the Purchasers named therein (incorporated herein by reference to Exhibit 4.1 to the Registrant's Form 8-K filed on February 6, 2002)

5.1(**)	Opinion of Silver, Freedman & Taff, L.L.P.
23.1	Consent of Independent Certified Public Accountants, Grant Thornton LLP
23.2	Consent of Independent Public Accountants, PricewaterhouseCoopers
99.1	Pro forma consolidated statements of operations for the year ended January 31, 2002 (unaudited)

*   Previously filed with Securities and Exchange Commission.
**  To be filed by amendment.

Item 17.    Undertakings

            Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of Vsource pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of Vsource in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

            The undersigned Registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
(i)	To include any prospectus required by section 10(a)(3) of the Securities Act of 1933 ("Securities Act");
(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

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(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2)	That, for the purpose of determining liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
(4)	That, for purposes of determining any liability under the Securities Act, each filing of our annual report pursuant to section 13(a) or section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(5)	To deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Exchange Act; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered, to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

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SIGNATURES

            Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for the filing on Form S-2 and has duly caused this Registration Statement on Form S-2 to be signed on its behalf by the undersigned, thereunto duly authorized, in San Diego, California, on November 21, 2002.

VSOURCE, INC.
By:	/s/ Phillip E. Kelly
Phillip E. Kelly Chief Executive Officer (Principal Executive Officer)

            Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated. Each of the directors and/or officers of the Registrant whose signature appears below hereby appoints Phillip E. Kelly and Dennis M. Smith, and each of them severally, as his or her attorney-in-fact to sign in his or her name and behalf, in any and all capacities stated below and to file with the Securities and Exchange Commission any and all amendments, including post-effective amendments, to this Registration Statement on Form S-2, and any Registration Statement relating to the same offering as this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, making such changes in the Registration Statement as appropriate, and generally to do all such things in their behalf in their capacities as directors and/or officers to enable the Registrant to comply with the provisions of the Securities Act of 1933 and all requirements of the Securities and Exchange Commission.

Signature	Title	Date

/s/ Phillip E. Kelly Phillip E. Kelly	Chairman of the Board and Chief Executive Officer	November 21, 2002
/s/ Dennis M. Smith Dennis M. Smith	Vice Chairman of the Board, Chief Financial Officer and Chief Strategy Officer (Principal Financial Officer)	November 21, 2002
/s/ Mark R. Harris Mark R. Harris	Vice President (Principal Accounting Officer)	November 21, 2002
I. Steven Edelson	Director
/s/ Ramin Kamfar Ramin Kamfar	Director	November 21, 2002
Jean Salata	Director
/s/ Robert N. Schwartz Robert N. Schwartz	Director	November 21, 2002
/s/ Bruno Seghin Bruno Seghin	Director	November 21, 2002

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INDEX TO EXHIBITS

Exhibit No.	Description

4.1(*)	Certificate of Designation of Series 3-A Convertible Preferred Stock incorporated herein by reference to Exhibit 4.1 to Registrant's Form 8-K as filed with the SEC on July 2, 2001 (SEC File No. 000-30326)

4.2(*)	Convertible Note Purchase Agreement, dated June 25, 2001, among Vsource, Inc., NetCel360.com Ltd., NetCel360 Sdn Bhd., and the Purchasers named therein (incorporated herein by reference to Exhibit 4.4 of the July 2, 2001 Form 8-K)

4.3(*)	Exchangeable Note and Warrant Purchase Agreement, dated as of July 12, 2001, by and among Vsource, Inc., NetCel360.com Ltd., NetCel360 Sdn Bhd and the Purchasers named therein, and form of Exchangeable Promissory Note (incorporated herein by reference to Exhibit 4.7 to the registrant's Quarterly Report on Form 10-Q for the period ending July 31, 2001)

4.4(*)	Exchangeable Note and Warrant Purchase Agreement, dated January 28, 2002, by and among Vsource, Inc., Vsource (CI) Ltd, Vsource (Malaysia) Sdn Bhd, and the Purchasers named therein (incorporated herein by reference to Exhibit 4.1 to the Registrant's Form 8-K filed on February 6, 2002)

5.1(**)	Opinion of Silver, Freedman & Taff, L.L.P.
23.1	Consent of Independent Certified Public Accountants, Grant Thornton LLP
23.2	Consent of Independent Public Accountants, PricewaterhouseCoopers
99.1	Pro forma consolidated statements of operations for the year ended January 31, 2002 (unaudited)

*   Previously filed with Securities and Exchange Commission.
**  To be filed by amendment.

END